Filed by Summit Properties Partnership, L.P. Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc. Commission

File No.: 001-12792

SUMMIT PROPERTIES INC.

ANNOUNCES RECORD DATE FOR SPECIAL STOCKHOLDER MEETING

CHARLOTTE, N.C. (January 13, 2005) – Summit Properties Inc. (NYSE:SMT), a Real Estate Investment Trust headquartered in Charlotte, North Carolina, announced today that the special stockholder meeting to consider a proposal to approve the previously announced merger of Summit with and into Camden Summit, Inc., a Delaware corporation and a wholly owned subsidiary of Camden Property Trust, a Texas real estate investment trust, will be held on February 28, 2005 at 10:00 a.m., eastern time, at the offices of Summit Properties Inc., 309 East Morehead Street, Suite 200, Charlotte, North Carolina. The Board Directors has fixed the close of business on January 24, 2005 as the record date for determining stockholders entitled to vote at the special meeting. A proxy statement containing information about the special meeting and the merger will be mailed to stockholders and a consent solicitation containing information about the merger and the related partnership transactions will be sent to the limited partners of Summit Properties Partnership, L.P. Stockholders are urged to read the proxy statement when it becomes available and limited partners are urged to read the consent solicitation when it becomes available.

Summit Properties Inc. is a real estate investment trust that focuses on the operation, development, and acquisition of luxury apartment communities. As of September 30, 2004, the Company owned or held an ownership interest in 47 communities comprised of 14,806 apartment homes with an additional 1,715 apartment homes under construction in four new communities. Summit Properties Inc. is also the general partner of Summit Properties Partnership, L.P.

For additional information, contact the Company at (704) 334-3000, email the Company at email@summitproperties.com, or visit the Company’s website at www.summitproperties.com.

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden, Summit and Summit Properties Partnership have filed preliminary relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains a prospectus and a joint proxy statement and a registration statement on Form S-4 that contains a prospectus and consent solicitation. These documents are not final and will be further amended. INVESTORS AND SECURITY HOLDERS OF SUMMIT, SUMMIT PROPERTIES PARTNERSHIP

AND CAMDEN ARE URGED TO READ THE DEFINITIVE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUMMIT, CAMDEN AND THE MERGER. The definitive proxy statement/prospectus, consent solicitation/prospectus and other relevant materials (when they become available), and any other documents filed by Summit, Summit Properties Partnership or Camden with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Summit or Summit Properties Partnership by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations, and free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations. Investors and security holders are urged to read the definitive proxy statement/prospectus, consent solicitation/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Summit, Camden and their respective executive officers, directors and trust managers may be deemed to be participants in the solicitation of proxies from the security holders of Camden and Summit in connection with the merger. Information about the executive officers and directors of Summit and their ownership of Summit common stock is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Summit, Camden and their respective executive officers, directors and trust managers in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.